INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	March 23, 2017

Invictus MD’s AB Laboratories Inc. Provides Cultivation Update under ACMPR

VANCOUVER, BC, March 23, 2017 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (CSE: IMH; OTC: IVITF; FRA: 8IS) Invictus MD announces that AB Laboratories Inc. (“AB Labs”) has successfully completed several test crops in its licensed production facility under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) located in Hamilton, Ontario.

The facility, which was licensed for Cultivation under the ACMPR in October 2016, is currently operating at half capacity, with full production capacity scheduled by the end of May 2017. AB Labs has already received several direct inquiries from patients, which underscores the continuously growing demand.

The 100 acres that AB Ventures Inc. (“AB Ventures”) acquired, which is scheduled to close on May 1, 2017, will be used for future cannabis cultivation once licensed under the ACMPR. Plans to construct five production facilities on the new land totaling 100,000 square feet are anticipated to be completed by 2019. Invictus MD has made a commitment to invest $5.5 million, which will be used to fund the costs of licensing approval under the ACMPR, and constructing the initial 42,000 square foot cultivation facilities. The commitment is in addition to the $2 million already funded for the land acquisition plus working capital and will provide Invictus MD with a 33.33% interest in AB Ventures. In preparation for a fully compliant application, AB Ventures will be using AB Labs respective persons in charge that have already been cleared by Health Canada. This will reduce the amount of time to get a secondary license, as security clearance is a lengthy process under the ACMPR approval process. With licensing in place as expected, production at AB Ventures is anticipated to start as early as December 2017.

Dan Kriznic, Chairman and CEO of Invictus MD, stated “We are very pleased to see the speed at which AB Labs has been able to secure starter material, strains and potential offtake partners for production. In addition, considering the magnitude of AB Ventures’ land acquisition and future facility, and assuming AB Ventures obtains a license to produce the quantity forecasted for the proposed facility, the combined production capacity of both AB Labs and AB Ventures is expected to exceed 20,000 kilograms in 2019. Invictus MD currently has approximately $15.5 million in cash and is fully funded for the initial expansion plans with AB Ventures. Construction plans are already underway and expect to be submitted to Health Canada by May 1, 2017.”

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About Invictus MD Strategies Corp.

Invictus MD Strategies Corp., Canada’s Cannabis Company, is focused on three main verticals within the burgeoning Canadian cannabis sector: Licensed Producers under the ACMPR; Fertilizer and Nutrients through Future Harvest Development Ltd.; and Cannabis Data and Delivery, with its wholly owned subsidiary Poda Technologies Ltd.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO
604-368-6437

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, including the timing and granting of the license under the ACMPR to AB Ventures, estimated production capacity of AB Labs and AB Ventures and the construction of AB Ventures’ production facilities, are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including the assumptions that AB Ventures will be granted a license to produce the anticipated quantities under the ACMPR and all other required governmental approvals to produce and sell marijuana under the ACMPR will be obtained by AB Ventures, AB Ventures production facilities will be successfully built and the AB Labs will obtain all approvals required for its proposed production quantities. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, risks related to the timing and receipt of requisite approvals, the risk that AB Ventures will not: successfully build the proposed cultivation facility or obtain a license or any other approvals required to produce the anticipated quantities under the ACMPR, and the risk that AB Labs will not obtain all approvals required for its proposed production quantities. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial outlook that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbour.

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